                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 IFX CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.02 par value
                         (Title of Class of Securities)

                                   449518 20 8
                                 (CUSIP Number)

                         UBS CAPITAL AMERICAS III, L.P.
                                 299 Park Avenue
                            New York, New York 10171
                                Attn: Marc Unger
                                 (212) 821-4329
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              Adam H. Golden, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                OCTOBER 11, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 2 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON CONVERSION)
--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1.                UBS CAPITAL AMERICAS III, L.P. ("AMERICAS III")
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                         (b) [ ]
  2.
--------------------------------------------------------------------------------
                    SEC USE ONLY
  3.
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS*

  4.                WC
--------------------------------------------------------------------------------
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
  5.
--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION

  6.                Jersey, Channel Islands
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7. 0
               -----------------------------------------------------------------
                    SHARED VOTING POWER
                    Americas III owns 1,149,878 shares of Class I Series A
                    Convertible Preferred Stock (convertible into 4,047,571
                    shares of Common Stock), 779,447 shares of Class II Series A
                    Convertible Preferred Stock (convertible into 2,743,653
                    shares of Common Stock), 3,794,421 shares of Class I Series
                    B Convertible Preferred Stock (convertible into 3,794,421
                    shares of Common Stock) and 1,425,000 shares of Common
                 8. Stock.
               -----------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
                 9. 0
               -----------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
  NUMBER OF         Americas III owns 1,149,878 shares of Class I Series A
   SHARES           Convertible Preferred Stock (convertible into 4,047,571
BENEFICIALLY        shares of Common Stock), 779,447 shares of Class II Series A
  OWNED BY          Convertible Preferred Stock (convertible into 2,743,653
    EACH            shares of Common Stock), 3,794,421 shares of Class I Series
  REPORTING         B Convertible Preferred Stock (convertible into 3,794,421
   PERSON           shares of Common Stock) and 1,425,000 shares of Common
    WITH        10. Stock.
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    Americas III owns 1,149,878 shares of Class I Series A
                    Convertible Preferred Stock (convertible into 4,047,571
                    shares of Common Stock), 779,447 shares of Class II Series A
                    Convertible Preferred Stock (convertible into 2,743,653
                    shares of Common Stock), 3,794,421 shares of Class I Series
                    B Convertible Preferred Stock (convertible into 3,794,421
                    shares of Common Stock) and 1,425,000 shares of Common
  11.               Stock.
--------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]
  12.
--------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Americas III owns 95% of Class I Series A Convertible
                    Preferred Stock, Class II Series A Convertible Preferred
                    Stock and Class I Series B Convertible Preferred Stock.
                    Including the Common Stock into which such Convertible
                    Preferred Stock is convertible and the outstanding Common
                    Stock it owns, the Reporting Person beneficially owns
  13.               approximately 48.30% of the Common Stock.
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON*

  14.               PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 3 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON CONVERSION)
--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1.                UBS CAPITAL JERSEY CORPORATION II, LTD ("UBS JERSEY")
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                         (b) [ ]
  2.
--------------------------------------------------------------------------------
                    SEC USE ONLY
  3.
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS*

  4.                AF
--------------------------------------------------------------------------------
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
  5.
--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION

  6.                Jersey, Channel Islands
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7. 0
               -----------------------------------------------------------------
                    SHARED VOTING POWER
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,571 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
                 8. and 1,425,000 shares of Common Stock held by Americas III.
               -----------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
                 9. 0
               -----------------------------------------------------------------
  NUMBER OF         SHARED DISPOSITIVE POWER
   SHARES           1,149,878 shares of Class I Series A Convertible Preferred
BENEFICIALLY        Stock (convertible into 4,047,571 shares of Common Stock),
  OWNED BY          779,447 shares of Class II Series A Convertible Preferred
    EACH            Stock (convertible into 2,743,653 shares of Common Stock),
  REPORTING         3,794,421 shares of Class I Series B Convertible Preferred
   PERSON           Stock (convertible into 3,794,421 shares of Common Stock)
    WITH        10. and 1,425,000 shares of Common Stock held by Americas III.
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,571 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
  11.               and 1,425,000 shares of Common Stock held by Americas III.
--------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]
  12.
--------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    95% of Class I Series A Convertible Preferred Stock, Class
                    II Series A Convertible Preferred Stock and Class I Series B
                    Convertible Preferred Stock. Including the Common Stock into which such Convertible Preferred Stock is convertible and
                    the outstanding Common Stock it owns, the Reporting Person
  13.               beneficially owns approximately 48.30% of the Common Stock.
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON*

  14.               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 4 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON CONVERSION)
--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    UBS CAPITAL AMERICAS III, LLC f/k/a
  1.                UBS CAPITAL AMERICAS (LA-ADVISOR) LLC ("ADVISOR")
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                         (b) [ ]
  2.
--------------------------------------------------------------------------------
                    SEC USE ONLY
  3.
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS*

  4.                AF
--------------------------------------------------------------------------------
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
  5.
--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION

  6.                Delaware, U.S.A.
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7. 0
               -----------------------------------------------------------------
                    SHARED VOTING POWER
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,571 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
                 8. and 1,425,000 shares of Common Stock held by Americas III.
               -----------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
                 9. 0
               -----------------------------------------------------------------
  NUMBER OF         SHARED DISPOSITIVE POWER
   SHARES           1,149,878 shares of Class I Series A Convertible Preferred
BENEFICIALLY        Stock (convertible into 4,047,571 shares of Common Stock),
  OWNED BY          779,447 shares of Class II Series A Convertible Preferred
    EACH            Stock (convertible into 2,743,653 shares of Common Stock),
  REPORTING         3,794,421 shares of Class I Series B Convertible Preferred
   PERSON           Stock (convertible into 3,794,421 shares of Common Stock)
    WITH        10. and 1,425,000 shares of Common Stock held by Americas III.
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,571 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
  11.               and 1,425,000 shares of Common Stock held by Americas III.
--------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]
  12.
--------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    95% of Class I Series A Convertible Preferred Stock, Class
                    II Series A Convertible Preferred Stock, and Class I Series
                    B Preferred Stock. Including the Common Stock into which
                    such Convertible Preferred Stock is convertible and the
                    outstanding Common Stock it owns, Americas III beneficially
  13.               owns approximately 48.30% of the Common Stock.
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON*

  14.               OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      SCHEDULE 13D
CUSIP NO. 449518 20 8 (FOR                                    PAGE 5 OF 17 PAGES
COMMON STOCK AND COMMON
STOCK ISSUED UPON CONVERSION)
--------------------------------------------------------------------------------
                    NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1.                UBS AG
--------------------------------------------------------------------------------
                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                         (b) [ ]
  2.
--------------------------------------------------------------------------------
                    SEC USE ONLY
  3.
--------------------------------------------------------------------------------
                    SOURCE OF FUNDS*

  4.                AF
--------------------------------------------------------------------------------
                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
  5.
--------------------------------------------------------------------------------
                    CITIZENSHIP OR PLACE OF ORGANIZATION

  6.                Switzerland
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
                    60,520 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 213,030 shares of Common Stock),
                    41,024 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 144,404 shares of Common Stock),
                    199,706 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 199,706 shares of Common Stock) and
                 7. 75,000 shares of Common Stock held by UBS Capital LLC.
               -----------------------------------------------------------------
                    SHARED VOTING POWER
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,751 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
                 8. and 1,425,000 shares of Common Stock held by Americas III.
               -----------------------------------------------------------------
                    SOLE DISPOSITIVE POWER
                    60,520 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 213,030 shares of Common Stock),
                    41,024 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 144,404 shares of Common Stock),
                    199,706 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 199,706 shares of Common Stock) and
                 9. 75,000 shares of Common Stock held by UBS Capital LLC.
               -----------------------------------------------------------------
  NUMBER OF         SHARED DISPOSITIVE POWER
   SHARES           1,149,878 shares of Class I Series A Convertible Preferred
BENEFICIALLY        Stock (convertible into 4,047,751 shares of Common Stock),
  OWNED BY          779,447 shares of Class II Series A Convertible Preferred
    EACH            Stock (convertible into 2,743,653 shares of Common Stock),
  REPORTING         3,794,421 shares of Class I Series B Convertible Preferred
   PERSON           Stock (convertible into 3,794,421 shares of Common Stock)
    WITH        10. and 1,425,000 shares of Common Stock held by Americas III.
--------------------------------------------------------------------------------
                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,149,878 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 4,047,751 shares of Common Stock),
                    779,447 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 2,743,653 shares of Common Stock),
                    3,794,421 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 3,794,421 shares of Common Stock)
                    and 1,425,000 shares of Common Stock held by Americas III;
                    60,520 shares of Class I Series A Convertible Preferred
                    Stock (convertible into 213,030 shares of Common Stock),
                    41,024 shares of Class II Series A Convertible Preferred
                    Stock (convertible into 144,404 shares of Common Stock),
                    199,706 shares of Class I Series B Convertible Preferred
                    Stock (convertible into 199,706 shares of Common Stock) and
  11.               75,000 shares of Common Stock held by UBS Capital LLC.
--------------------------------------------------------------------------------
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]
  12.
--------------------------------------------------------------------------------
                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    100% of Class I Series A Convertible Preferred Stock (95% of
                    which is held by Americas III and 5% of which is held by UBS
                    Capital LLC), 100% of the Class II Series A Convertible
                    Preferred Stock (95% of which is held by Americas III and 5%
                    of which is held by UBS Capital LLC) and 100% of the Class I
                    Series B Convertible Preferred Stock (95% of which is held by Americas III and 5% of which is held by UBS Capital LLC).
                    Including the Common Stock into which the Class I and Class
                    II Series A Convertible Preferred Stock and the Class I
                    Series B Convertible Preferred Stock are convertible and the outstanding Common Stock held by Americas III and UBS
                    Capital LLC, the Reporting Person beneficially owns
  13.               approximately 49.73% of the Common Stock.
--------------------------------------------------------------------------------
                    TYPE OF REPORTING PERSON*

  14.               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

            This Amendment No. 5 (this "Amendment No. 5") to the Statement on
Schedule 13D relates to shares of the Common Stock, $0.02 par value per share ("Common Stock"), of IFX Corporation, a Delaware corporation (the "Company"). This Amendment No. 5 is being filed to amend and restate in its entirety the Statement on Schedule 13D filed on June 26, 2000 (File No. 005-38061) (the "Original Schedule 13D"), as previously amended by Amendment Nos. 1, 2, 3 and 4 filed with the Securities and Exchange Commission on July 20, 2000, October 17, 2000, March 14, 2001 and May 30, 2001, respectively, as a result of the execution of the IFX Corporation Series C Convertible Preferred Stock Purchase Agreement, dated October 11, 2001 by and among the Company, UBS Capital Americas III, L.P. ("Americas III") and UBS Capital LLC, whereby, among other things, Americas III has agreed to acquire 3,641,667 shares of the Company's Series C Convertible Preferred Stock and UBS AG, through its 100% ownership of UBS Capital LLC, has agreed to acquire 191,666 shares of the Company's Series C Convertible Preferred Stock. The principal executive office of the Company is located at 15050 N.W. 79th Court, Suite 200, Miami Lakes, Florida 33016.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) and (b) The following information is given with respect to the persons filing this statement:

            UBS Capital Americas III, L.P. ("Americas III") is a limited partnership formed under the laws of Jersey, Channel Islands with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. It is engaged in the business of investing in private and public companies.

            UBS Capital Jersey Corporation II, Ltd. ("UBS Jersey") is a Jersey, Channel Islands corporation with its principal office located at Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QB, Channel Islands. UBS Jersey is a wholly owned subsidiary of UBS AG. UBS Jersey serves as the general partner of Americas III.

            UBS Capital Americas III, LLC f/k/a UBS Capital Americas (LA-Advisor) LLC ("Advisor") is a Delaware limited liability company with its principal offices located at 299 Park Avenue, New York, New York 10171. Advisor is engaged in the business of advising and managing Americas III and other private equity investment funds.

            UBS AG is a Swiss banking corporation with its principal offices located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is engaged in the general banking business.

            (c) The general partner of Americas III is UBS Jersey. The present principal occupation or employment of each of the members, directors, managers and/or executive officers of each of UBS Jersey, Advisor and UBS AG is set forth on Exhibit A.


                               Page 6 of 17 Pages

            (d) and (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective members, directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Americas III is a limited partnership formed under the laws of Jersey, Channel Islands. UBS Jersey is a corporation formed under the laws of Jersey, Channel Islands. Advisor is a Delaware limited liability company. UBS AG is a corporation formed under the laws of Switzerland. To the knowledge of Advisor, all of its managers are citizens of the United States except Marcelo Pestarino who is a citizen of Argentina and Luiz Spinola who is a citizen of Brazil. To the knowledge of UBS AG and UBS Jersey, none of their directors and executive officers are citizens of the United States except Lawrence A. Weinbach and Joseph J. Grano.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The purchase price paid by Americas III was (i) an aggregate of $23,750,000 for the 1,149,878 shares of the Company's Class I Series A Convertible Preferred Stock, par value $1.00 per share (the "Class I Series A Preferred Stock") and 779,447 shares of the Company's Class II Series A Convertible Preferred Stock, par value $1.00 per share (the "Class II Series A Preferred Stock", and, collectively, the "Series A Preferred Stock"), (ii) $13,280,473.50 for the 3,794,421 shares of Class I Series B Convertible Preferred Stock, par value $1.00 per share (the "Class I Series B Preferred Stock") and (iii) $8,550,000 for the 1,425,000 shares of Common Stock. The purchase price paid by UBS Capital LLC, the wholly owned subsidiary of UBS AG, was (i) an aggregate of $1,250,000 for the 60,520 shares of Class I Series A Preferred Stock and 41,024 shares of Class II Series A Preferred Stock, (ii) $698,971 for the 199,706 shares of Class I Series B Preferred Stock and (iii) $450,000 for the 75,000 shares of Common Stock. The source of the funds for such purchases was the working capital of Americas III and UBS Capital LLC, respectively.

ITEM 4. PURPOSES OF TRANSACTION.

            As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of March 13, 2001, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit E hereto (the "Series B Purchase Agreement"). As a result of the consummation of the transactions contemplated by the Series B Purchase Agreement, on May 7, 2001, Americas III and UBS Capital LLC purchased 3,794,421 and 199,706 shares, respectively, of Class I Series B Preferred Stock for a price of $3.50 per share or $13,979,444.50 in the aggregate (the "Series B Financing").

            The Class I Series B Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series B Convertible Preferred Stock of IFX Corporation, which was filed with the Secretary of State of the State of Delaware and appears as Exhibit H hereto (the "Series B Certificate of

                               Page 7 of 17 Pages

Designation"). The Class I Series B Preferred Stock is entitled to vote, on an as converted basis, on all matters submitted to the holders of the Common Stock. The Class I Series B Preferred Stock is convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. Pursuant to the Series B Certificate of Designation, holders of the Series B Preferred Stock have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock.

            Simultaneously with the consummation of the Series B Financing, an Amended and Restated Stockholders Agreement, dated May 7, 2001 was entered into by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LC, a Nevada limited liability company ("ITI"), Casty Grantor Subtrust ("Casty"), Joel Eidelstein ("Eidelstein") and Michael Shalom ("Shalom"), appearing as Exhibit I hereto (the "Amended and Restated Stockholders Agreement"). The Amended and Restated Stockholders Agreement provides (i) for certain restrictions on transfer of shares of the Company's capital stock by the parties thereto, (ii) that, subject to certain limitations, the holders of a majority of the outstanding capital stock of the Company have the right to require the other stockholders party thereto to join in a sale of the Company and (iii) the parties with the right to designate members of the Company's Board of Directors. (See Item 4(d) below.)

            In connection with the Series B Financing, certain modifications were made to the terms of the previously issued Series A Preferred Stock of the Company, as described below.

            As previously reported, Americas III and UBS Capital LLC entered into a Purchase and Sale Agreement dated as of October 13, 2000, by and among ITI, Shalom, Americas III and UBS Capital LLC, which appears as Exhibit D hereto (the "ITI Purchase Agreement"). Under the ITI Purchase Agreement, on October 13, 2000, Americas III and UBS Capital LLC purchased 1,425,000 and 75,000 shares of Common Stock, respectively, from ITI for a price of $6.00 per share or $9,000,000 in the aggregate. The Common Stock purchased pursuant to the ITI Purchase Agreement is subject to the Amended and Restated Stockholders Agreement.

            As previously reported, Americas III and UBS Capital LLC entered into a Purchase Agreement, dated as of June 15, 2000, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit C hereto (the "Series A Purchase Agreement"). Under the Series A Purchase Agreement, on June 15, 2000, Americas III and UBS Capital LLC purchased 1,149,878 and 60,520 shares of Class I Series A Preferred Stock, respectively, for a price of $12.31 per share or $14,900,000 in the aggregate. In addition, on July 17, 2000, in accordance with the Series A Purchase Agreement, Americas III and UBS Capital LLC purchased 779,447 shares and 41,024 shares of Class II Series A Preferred Stock, respectively, for a price of $12.31 per share or $10,100,000 in the aggregate. The Class I Series A Preferred Stock and the Class II Series A Preferred Stock purchased pursuant to the Series A Purchase Agreement are subject to the Amended and Restated Stockholders Agreement.

            The Series A Preferred Stock was authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series A Convertible Preferred Stock of IFX Corporation (the "Series A Certificate of Designation"). The


                               Page 8 of 17 Pages

Class I Series A Preferred Stock and the Class II Series A Preferred Stock are identical in all respects. The Series A Preferred Stock is entitled to vote, on an as converted basis, on all matters submitted to the holders of the Common Stock. The Series A Preferred Stock was initially convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments. The conversion ratio was adjusted in connection with the Series B Financing, as described below. Pursuant to the Series A Certificate of Designation, holders of the Series A Preferred Stock have preemptive rights with respect to certain issuances by the Company of its capital stock or securities convertible into such capital stock.

            Pursuant to the terms of the anti-dilution provisions contained in the Series A Certificate of Designation, the issuance of the Series B Preferred Stock at a price of $3.50 per share reduced the conversion price of the Series A Preferred Stock from its original conversion price of $12.31 to a price of $3.50. After giving effect to such adjustment, each share of Series A Preferred Stock is currently convertible into 3.52 shares of Common Stock and remains subject to customary anti-dilution adjustments. Pursuant to the Series B Purchase Agreement, an Amended and Restated Certificate of Designation, Preferences and Rights of Series A Preferred Stock of the Company appearing as Exhibit G hereto (the "Amended and Restated Series A Certificate of Designation") was filed with the Secretary of State of the State of Delaware to amend and restate, in its entirety, the Series A Certificate of Designation previously reported. The Amended and Restated Series A Certificate of Designation reflects the change in the conversion price of the Series A Preferred Stock.

            Each Reporting Person acquired the shares reported for investment purposes. The Reporting Persons may from time to time acquire additional shares of the Company in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Preferred Stock or Common Stock in the open market or in privately negotiated transactions. The Reporting Persons' designees serving on the Board of Directors of the Company, in their capacity as directors, provide advice to and consult with the Company's management on business strategy and operations on an ongoing basis (see paragraph (d) below).

            (a) Americas III and UBS Capital LLC have entered into the IFX Corporation Series C Convertible Preferred Stock Purchase Agreement, dated as of October 11, 2001, by and among the Company, Americas III and UBS Capital LLC, which appears as Exhibit K hereto (the "Series C Purchase Agreement"). Under the Series C Purchase Agreement, Americas III has agreed to purchase an aggregate of 3,641,667 shares of Series C Convertible Preferred Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock") for consideration consisting of $6,650,000 in cash and the surrender of the 1,425,000 shares of Common Stock owned by it, and UBS Capital LLC has agreed to purchase an aggregate of 191,666 shares of Series C Preferred Stock for consideration consisting of $350,000 in cash and the surrender of the 75,000 shares of Common Stock owned by it (the "Series C Financing"). The consummation of the Series C Financing is conditioned upon, among other things, (i) the approval of stockholders, (ii) the restructuring of the Company's indebtedness to Lucent Technologies, Inc. and
(iii) customary regulatory approvals. Americas III, UBS Capital LLC, ITI, Lee S. Casty and certain other stockholders of the Company holding, in the aggregate, a majority of the outstanding voting stock of the Company, have entered


                               Page 9 of 17 Pages
into a Voting Agreement, dated as of October 11, 2001, which appears as Exhibit L hereto, pursuant to which they have agreed to vote in favor of the transactions contemplated by the Series C Purchase Agreement.

            The Series C Preferred Stock will be authorized pursuant to a Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional and Other Rights of the Series C Convertible Preferred Stock of IFX Corporation, which will be filed with the Secretary of State of the State of Delaware in the form attached as an exhibit to the Series C Purchase Agreement (the "Series C Certificate of Designation"). The Series C Preferred Stock will consist of Class I Series C Preferred Stock and Class II Series C Preferred Stock. The Class I Series C Preferred Stock will be convertible into Common Stock on a one-for-one basis, subject to customary anti-dilution adjustments, and will entitle the holders thereof to substantially the same rights and privileges with respect thereto as the Series A Preferred Stock and the Series B Preferred Stock. The Class II Series C Preferred Stock will have the same rights and privileges as the Class I Series C Preferred Stock, except that the Class II Series C Preferred Stock (i) will not be entitled to vote in the election of directors, (ii) will not be convertible into Common Stock and
(iii) will be convertible into Class I Series C Preferred Stock on a one-for-one basis beginning one year after issuance thereof. Americas III and UBS Capital LLC are each entitled pursuant to the Series C Purchase Agreement to purchase Class I and Class II Series C Preferred Stock in such proportions as they may elect.

            The issuance of the Series C Preferred at a price of $3.00 per share will result in a reduction of the conversion price of each of the Series A Preferred Stock and Series B Preferred Stock from its current conversion price of $3.50 to a price of $3.00. After giving effect to such adjustment, each share of Series A Preferred Stock will be convertible into 4.10 shares of Common Stock and each share of Series B Preferred Stock will be convertible into 1.167 shares of Common Stock.

            The Series C Preferred Stock will carry a liquidation preference such that, upon a bankruptcy, liquidation, dissolution or winding up of the Company (including a sale of control of the Company), each holder of Series C Preferred Stock will be entitled to receive, prior and in preference to any distribution to holders of the Common Stock, $3.00 per share plus dividends at the rate of 10% per annum from the date of issuance through the liquidation (the "Stated Preference"), plus, each holder of Series C Preferred Stock will be entitled to participate in distributions to Common Stock holders as if such Series C Preferred Stock were converted into Common Stock; provided, that the amount that each holder will be entitled to receive in respect of each share of Series C Preferred Stock will be limited to a maximum amount equal to 3-1/2 times the Stated Preference. In connection with the Series C Financing, the terms of the Series A Preferred Stock and the Series B Preferred Stock will be amended to reflect the same participation feature.

            In connection with the Series C Financing, the Company will enter into a Put Agreement in the form attached as an exhibit to the Series C Purchase Agreement, under which for a period of one year Americas III and UBS Capital LLC will be entitled to exchange shares of Tutopia.com, Inc., which is controlled by Americas III and in which the Company has a minority interest, for an aggregate of approximately 5.6 million shares of preferred stock of the Company.


                               Page 10 of 17 Pages

Such preferred stock will have substantially the same terms and conditions as the Series C Preferred Stock, other than the participation feature described above.

            The Reporting Persons have advanced $2,000,000 to the Company in the form of convertible notes which shall automatically convert into shares of Series C Preferred Stock upon consummation of the Series C Financing.



            (b) None.

            (c) None.

            (d) Pursuant to the Amended and Restated Series A Certificate of Designation, the Reporting Persons are currently entitled to appoint two representatives to the Company's Board of Directors as holder of a majority of the outstanding Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class. Pursuant to the Series B Certificate of Designation, the Reporting Persons are entitled to appoint one representative to the Company's Board of Directors as holder of a majority of the outstanding Class I Series B Preferred Stock. As such, the Reporting Persons are currently entitled to appoint three out of eight representatives to the Company's Board of Directors. The Amended and Restated Stockholders Agreement reflects the foregoing rights to appoint representatives to the Company's Board of Directors. In addition, the Amended and Restated Stockholders Agreement provides for the appointment of two independent directors acceptable to parties to such agreement, including Americas and UBS Capital LLC. Charles Delaney, Charles W. Moore and Mark O. Lama, Principals of Advisor, currently serve on the Board as designees of Americas and UBS Capital LLC and intend to remain on the Company's Board of Directors (collectively, the "UBS Board Representatives").

            Upon consummation of the Series C Financing, the holders of a majority of the Series A Preferred Stock, the Class I Series B Preferred Stock and the Class I Series C Preferred Stock, voting as a single class, will be entitled to appoint a majority of the members of the Board of Directors. The Amended and Restated Stockholders Agreement will be amended to reflect the reallocation of rights to appoint representatives to the Board.

            (e) The Amended and Restated Series A Certificate of Designation designated (i) 1,210,398 shares of the Company's 10,000,000 authorized shares of preferred stock as Class I Series A Preferred Stock and (ii) 820,471 shares of its 10,000,000 authorized shares of preferred stock as Class II Series A Preferred Stock. As of the date hereof, all such shares are issued and outstanding. Under the Amended and Restated Series A Certificate of Designation, the Company must obtain the approval of the holders of a majority of the Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class, prior to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries. The Series B Certificate of Designation designated 4,418,262 shares of the Company's 10,000,000 authorized shares of preferred stock as Class I Series B Preferred Stock. As of the date hereof, 3,994,127 shares of Class I Series B Preferred Stock are issued and outstanding. The Series B Certificate of Designation


                               Page 11 of 17 Pages
affords the holders of the Series B Preferred Stock the same rights with respect to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries as those afforded the holders of the Series A Preferred Stock under the Amended and Restated Series A Certificate of Designation. Upon consummation of the Series C Financing, the Series C Certificate of Designation will be filed designating shares of the Company's preferred stock as Series C Preferred. The Series C Certificate of Designation will afford the holders of the Series C Preferred the same rights with respect to declaring, paying or setting aside dividends on any capital stock of the Company or any of its subsidiaries as those afforded the holders of the Series A Preferred and the holders of the Series B Preferred, provided that such rights will be exercisable by the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class.

            Upon the consummation of the Series C Financing, a certificate of amendment to the Company's Restated Certificate of Incorporation will be filed increasing (i) the number of authorized shares of the Company's Common Stock from 50,000,000 to 60,000,000 and (ii) the number of authorized shares of the Company's preferred stock from 10,000,000 to 20,000,000.

            (f) None.

            (g) Pursuant to the Amended and Restated Series A Certificate of Designation and the Series B Certificate of Designation, the Company is required to obtain the approval of a majority of the holders of the Class I Series A Preferred Stock and Class II Series A Preferred Stock, voting as a single class, and a majority of the holders of the Class I Series B Convertible Preferred Stock and Class II Series B Preferred Stock (as defined below), voting as a single class, prior to taking certain corporate action, including, among other things, (i) amending or modifying the Company's Certificate of Incorporation or By-Laws, (ii) subject to certain exceptions, authorizing or issuing any capital stock of the Company or any of its subsidiaries or any options, warrants or other securities exchangeable therefor, (iii) reclassifying any class or series of Common Stock into shares having any preference to the Class I Series A Preferred Stock, Class II Series A Preferred Stock, Class I Series B Preferred Stock or Class II Series B Preferred Stock, (iv) liquidating, winding-up or dissolving the Company or any of its subsidiaries and (v) agreeing to a purchase or other acquisition of the capital stock of the Company or any of its subsidiaries. The Series C Certificate will afford the holders of the Series C Preferred the same rights, provided that such rights will be exercisable by the holders of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class.

                See paragraph (e) above.

            (h) None.

            (i) None.

            (j) None.


                               Page 12 of 17 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) (i) Based on the Company's Form 10-K for the fiscal year ended June 30, 2001, 14,276,495 shares of Common Stock were outstanding as of August 31, 2001. Americas III, UBS Jersey, Advisor and UBS AG are the beneficial owners of (x) 1,149,878 shares of Class I Series A Preferred Stock, 779,447 shares of Class II Series A Preferred Stock and 3,794,421 shares of Class I Series B Preferred Stock which are convertible into an aggregate of 10,585,645 shares of Common Stock and (y) 1,425,000 shares of Common Stock. Such Reporting Persons, therefore, beneficially own approximately 48.30% of the issued and outstanding shares of Common Stock.

                  (ii) UBS AG also beneficially owns (x) 60,520 shares of Class I Series A Preferred Stock, 41,024 shares of Class II Series A Preferred Stock and 199,706 shares of Class I Series B Preferred Stock which are convertible into an aggregate of 557,140 shares of Common Stock and (y) 75,000 shares of Common Stock. Such holdings represent, in the aggregate, beneficial ownership of approximately 4.26% of the issued and outstanding Common Stock. UBS AG, therefore, is the beneficial owner of approximately 49.73% of the issued and outstanding Common Stock.

                  (iii) The above percentages were calculated in accordance with Rule 13d- 3(d)(1)(i) of the Securities Exchange Act of 1934.

            (b) The Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph
(a)(i) above. UBS AG has sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a)(ii) above.

            (c) Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to the Series B Purchase Agreement, on May 7, 2001, Americas III and UBS Capital LLC purchased 402,928 and 21,207 shares, respectively, of the Company's Class II Series B Convertible Preferred Stock, par value $1.00 per share ( the "Class II Series B Preferred Stock"). The Class II Series B Preferred Stock was authorized by the Series B Certificate of Designation and has all of the rights, preferences and privileges of the Class I Series B Preferred Stock except that the shares of Class II Series B Preferred Stock (i) are not entitled to vote in the election of directors, (ii) are not convertible into Common Stock and (iii) are convertible into Class I Series B Preferred Stock on a one-for-one basis beginning on May 3, 2002.


                               Page 13 of 17 Pages

            Pursuant to the Series B Purchase Agreement, the Company, Americas III, UBS Capital LLC, ITI and Casty entered into an Amended and Restated Registration Rights Agreement, dated as of May 7, 2001, appearing as Exhibit J hereto (the "Amended and Restated Registration Rights Agreement") in which the Company has granted the Reporting Person certain registration rights with respect to Common Stock.

            To the knowledge of the Reporting Persons, except as set forth herein or incorporated by reference, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their members, directors or executive officers have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A   List of Members, Managers, Directors and Executive
                        Officers of Reporting Persons, attached as Exhibit A hereto.

            Exhibit B   Joint Filing Agreement, incorporated by reference to
                        Exhibit F of the Schedule 13D of the registrant (File
                        No. 005-38061) filed on June 26, 2000.

            Exhibit C   Purchase Agreement, dated as of June 15, 2000, by and
                        among the Company, Americas III and UBS Capital LLC
                        (excluding exhibits), incorporated by reference to Exhibit B of the Schedule 13D of the registrant (File
                        No. 005-38061) filed on June 26, 2000.

            Exhibit D   Purchase and Sale Agreement, dated as of October 13,
                        2000, by and among ITI, Shalom, Americas III and UBS
                        Capital LLC (excluding exhibits), incorporated by reference to Exhibit G of Amendment No. 2 to Schedule
                        13D of the registrant (File No. 005-38061) filed on October 17, 2000.

            Exhibit E   Purchase Agreement, dated as of March 13, 2001, by and
                        among the Company, Americas III and UBS Capital LLC
                        (excluding exhibits), incorporated by reference to Exhibit H of Amendment No. 3 to Schedule 13D the registrant (File No. 005-38061) filed on March 14, 2001.

            Exhibit F   Amendment No. 1 to the Purchase Agreement, dated May 7,
                        2001, by and among the Company, Americas III and UBS
                        Capital LLC, incorporated by reference to Exhibit F of Amendment No. 4 to Schedule 13D of the registrant (File
                        No. 005-38061) filed on May 30, 2001.


                               Page 14 of 17 Pages

            Exhibit G   Amended and Restated Certificate of Designation,
                        Numbers, Powers, Preference and Relative, Participating,
                        Optional and other Rights of Series A Convertible
                        Preferred Stock of IFX Corporation, incorporated by reference to Exhibit G of Amendment No. 4 to Schedule
                        13D of the registrant (File No. 005-38061) filed on May
                        30, 2001.

            Exhibit H   Certificate of Designation, Numbers, Powers, Preference
                        and Relative, Participating, Optional and other Rights of Series B Convertible Preferred Stock of IFX
                        Corporation, incorporated by reference to Exhibit H of Amendment No. 4 to Schedule 13D of the registrant (File
                        No. 005-38061) filed on May 30, 2001.

            Exhibit I Amended and Restated Stockholders Agreement, dated as of May 7, 2001, by and among the Company, Americas III, UBS Capital LLC, International Technology Investments, LC, Casty Grantor Subtrust, Joel Eidelstein and Michael Shalom (excluding exhibits), incorporated by reference to Exhibit I of Amendment No. 4 to Schedule 13D of the registrant (File No. 005-38061) filed on May 30, 2001.

            Exhibit J   Amended and Restated Registration Rights Agreement,
                        dated as of May 7, 2001, by and among the Company, Americas III, UBS Capital LLC, International Technology
                        Investments, LC and Casty Grantor Subtrust, incorporated by reference to Exhibit J of Amendment No. 4 to Schedule
                        13D of the registrant (File No. 005-38061) filed on May
                        30, 2001.

            Exhibit K   IFX Corporation Series C Convertible Preferred Stock
                        Purchase Agreement, dated as of October 11, 2001, by and among the Company, Americas III and UBS Capital LLC
                        (excluding exhibits) attached as Exhibit K hereto.

            Exhibit L   Voting Agreement, dated as of October 11, 2001, by and
                        among ITI, Michael Shalom, Lee S. Casty, Americas III,
                        L.P., UBS Capital LLC, Joel Eidelstein and the Company
                        (excluding exhibit) attached as Exhibit L hereto.


                               Page 15 of 17 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated: October 30, 2001
               ---

                                     UBS CAPITAL AMERICAS III, L.P.

                                     By:   UBS Capital Americas III, LLC


                                     By:   /s/ Mark Lama
                                           -------------------------------------
                                           Name:    Mark O.  Lama
                                           Title:   Principal


                                     By:   /s/ Marc Unger
                                           -------------------------------------
                                           Name:    Marc Unger
                                           Title:   Chief Financial Officer


                                     UBS CAPITAL JERSEY CORPORATION II, LTD.


                                     By:   /s/ Derek Smith
                                           -------------------------------------
                                           Name:    Derek Smith
                                           Title:   Director


                                     By:   /s/ Andrew Evans
                                           -------------------------------------
                                           Name:    Andrew Evans
                                           Title:   Director


                               Page 16 of 17 Pages

                                     UBS CAPITAL AMERICAS III, LLC


                                     By:   /s/ Mark Lama
                                           -------------------------------------
                                           Name:    Mark O.  Lama
                                           Title:   Principal


                                     By:   /s/ Marc Unger
                                           -------------------------------------
                                           Name:    Marc Unger
                                           Title:   Chief Financial Officer


                                     UBS AG


                                     By:   /s/ Robert Mills
                                           -------------------------------------
                                           Name:    Robert Mills
                                           Title:   Managing Director


                                     By:   /s/ Robert Dinerstein
                                           -------------------------------------
                                           Name:    Robert Dinerstein
                                           Title:   Managing Director


                               Page 17 of 17 Pages